PART II

OFFERING MEMORANDUM DATED OCTOBER 12, 2022

PI Cloud Tech, Inc. (dba Patient Innovations)
5507 Nesconset Hwy, Ste 10-256
Mount Sinai, NY 11766-2031
https://www.patientinnovations.com

Up to $5,000,000 of Class B Non-Voting Common Stock

Minimum individual investment amount: $250.00

PI Cloud Tech, Inc. (dba Patient Innovations, "Company," "we" or "us") is offering up to $5,000,000 of Class B Common Stock ("Class B Non-Voting Stock"). The minimum target offering is $25,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by October 6, 2023 (the "Termination Date"), no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

PI Cloud Tech, Inc. (d/b/a Patient Innovations, or "Company") develops and deploys technologies to improve the patient experience and address healthcare inefficiencies in medical offices and hospitals. The Company is a Software-as-a-Service ("SaaS") provider of subscription software solutions to improve the patient experience, patient engagement and access to medical facilities while making the facilities more efficient. The Company has the expertise and resources to assist with interoperability with Electronic Hospital Records (EHR) / Electronic Medical Records (EMR) systems, ongoing support and maintenance, and cloud hosting for clients throughout the U.S. The opportunity is global.

PatientFirst Technologies, LLC was founded by Ken Greenberg and Akram Boutros, MD, FACHE in the State of New York on October 14, 2009 to research the market and explore opportunities for OnTime Care software; name changed to Patient Innovations LLC on February 12, 2010. In 2018, Patient Innovations Holdings, LLC was formed in the State of New York as a holding company for various corporate entities. On December 3, 2018, OnTime Care, LLC was formed in the State of New York to continue the development of OnTime Care software; on May 14, 2020, OnTime Care, LLC changed its name to PI Cloud Technologies, LLC. On July 12, 2021, PI Cloud Tech, Inc. was incorporated as a C-Corporation in the State of New York, and members of Patient Innovations, LLC, PI Cloud Technologies, LLC, and Patient Innovations Holdings, LLC (together "the LLCs") agreed to exchange their units of interest for shares of Class A Voting Common Stock in the newly formed PI Cloud Tech, Inc. The LLCs merged into PI Cloud Tech, Inc. upon completion of the exchange of the LLC units for shares in the Company.

The Company's principal office is located at 5507 Nesconset Hwy, Ste 10-256, Mount Sinai, NY 11766-2031, and its website address is https://www.patientinnovations.com.

For more detailed information regarding the business, see the Company's Offering Page at https://castleplacement.com/portfolio/patientinnovations/. A copy of the offering page is attached as Exhibit B to this Form C of which this Offering Memorandum forms a part.

Employees

The Company currently has 5 independent contractors under agreement (2 full-time, 3 part-time). Following successful completion of this offering, such independent contractors will become employees of the Company.

Customers

Medical practices and offices, hospitals, skilled nursing facilities, and other healthcare facilities
End users of the Company's products and services are medical practices and offices, hospitals, skilled nursing facilities, and other healthcare facilities.

Distribution agreements
Distribution agreements are expected to make up the majority of the Company's expected sales revenues. The Company intends to achieve market scale by building a dedicated sales force and by entering into distribution agreements with large established sales teams employed by industry-leading partners. The first two distribution agreements are with global medical supplier Henry Schein and Marcum Technology. Schein is one of the leading distributors of medical supplies and software. Marcum Technology is well established as a systems and software provider to hospitals and large medical practices. Marketing materials for these initial distributors are now in place, and the Company is working through their process and expects to begin full-scale distribution in the first quarter of 2023. The Company is in talks with additional distributors with trusted relationships within the healthcare community.

Intellectual Property

The Company has 13 U.S. and international trademarks (6 registered and 7 unregistered).

Trademarks - Registered	Registration Number	Registration Date
Patient Innovations	4403094	2/6/2013
OnTime Care	3830935	11/10/2009
PatientPriority	4072159	1/5/2011
SmartSchedule	4068540	12/14/2010
SmartStandby	4068568	1/5/2011
VisitFlow	5034173	12/8/14
Trademarks – Unregistered		
AdmissionsAccelerator		
ElopementEnder		
FallSentry		
HealthyHands		
OnTime Care VIBE		
OnTime Care Vista		
VisitManager		

Property

The Company does not own any significant property. Property and equipment as of December 31, 2021 and 2020, were composed of equipment and RF Code hardware and software.

Litigation

From time to time, the Company is subject to various claims that arise in the ordinary course of business and may be subject to third-party infringement claims. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments and security (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Investment Risk. Investment in early-stage companies involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Early-stage entity with no operating history. Ken Greenberg and Akram Boutros, MD, FACHE founded PI Cloud Tech, Inc. (formerly PatientFirst Technologies, LLC) in 2009. The Company is transitioning from the development to the commercialization stage, and has incurred significant expenditures for the design and development of its technologies during its development stage. As of December 31, 2021, the Company had incurred a Net Loss of $139,764 and has not generated any Revenue since 2017. There is no assurance that the Company will be able to establish successful business operations, generate sufficient revenues, earnings, and cash flows, become profitable or pay dividends.

Business projection risk. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products as it has a unique business model without extensive history nor is there any assurance on the accuracy of its internal estimates including those related to the sales prices, sales volumes or cost of product. If there is limited acceptance of its business and/or services, then the Company's financial results will be negatively impacted.

Key personnel risk. The Company's future success depends on the efforts of a small number of key executives. In addition, due to its limited financial resources and the specialized expertise required, the Company may not be able to recruit the executives and employees needed to expand its business.

The Company relies on third parties to perform certain business and administrative functions for it. The Company may not adequately develop, implement or monitor these third-party service providers, and the Company may not realize expected cost savings or other benefits. Third-party service providers may fail to perform as anticipated, or the Company may experience unanticipated operational difficulties, compliance requirements or increased costs related to outsourced services. For example, the Company's ability to use outsourced resources in certain jurisdictions may be limited by legislative action or customer contracts, resulting in performing the work at greater expense or possible sanctions for non-compliance. Any of these risks might have a material adverse impact on the Company's business operations, financial position or results of operations.

Management has discretion over use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors. The success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors of the Class B Non-Voting Common Stock will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Auditor issued a "going concern" note in the audited financials. The Company is in the development phase and has not recorded revenue since 2017. The Company incurred a Net Loss of $139,764 and $223,986 in the fiscal years ended December 31, 2021 and 2020, respectively. These losses raise substantial concern about its ability to continue as a going concern. If there is limited market acceptance for the Company's products and services, then its ability to generate future revenues, earnings and cash flows will be negatively impacted.

Relationship risk. The Company will depend upon strategic relationships including distribution agreements to develop, and implement its products. If these relationships are not successful, the Company may not be able to capitalize on the economic potential of its products. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish and maintain its collaborations on acceptable terms, then its business operations and financial position may be negatively impacted.

Market risk. Many of the Company's competitors spend significantly more funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to such competitors' research and development programs. The Company's failure to maintain adequate research and development resources or to compete effectively with the research and development programs of its competitors could materially adversely affect its business.

Financing risk. The Company plans to seek additional funding in the future to finance its business strategy, operations, and growth. However, the Company may not be able to obtain sufficient financing to meet its operating needs and fulfill its plans, in which case it may cease to operate and investors may lose the entirety of their investment. Even if the Company achieves a successful offering, the terms of future offerings may result in your investment in the Company being diluted because later stage investors may get better terms on future securities.

The Company is offering Class B Non-Voting Common Stock in the amount of up to $5 million in this Regulation CF offering to fund commercialization efforts. Even if the maximum amount is raised in this Regulation CF offering, the

Company will need to raise additional funds in a separate and future offering to fund development efforts. If the Company is unable to raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive.

Technology risk. The Company sells and provides services involving complex software and technology that may contain errors, especially when first introduced to market. Healthcare professionals delivering patient care tend to have heightened sensitivity to system and software errors. If the Company's software and technology services are alleged to have contributed to faulty clinical decisions or injury to patients, it may be subject to claims or litigation by users of the software or services or their patients. Errors or failures could result in damage to the Company's reputation and could negatively affect future sales. A failure of a system or software to conform to specifications might constitute a breach of warranty that could result in repair costs, contract termination, refunds of amounts previously paid or claims for damages. Any of these types of errors or failures could have a materially adverse impact on the Company's reputation, business operations, financial position or results of operations.

The Company provides remote services that involve hosting customer data and operating software on third-party systems such as Amazon Web Services (AWS). The Company's customers rely on their ability to access the systems and their data as needed. The networks and hosting systems are vulnerable to interruption or damage from sources beyond the Company's control, such as power loss, telecommunications failures, fire, natural disasters, software and hardware failures and cyberattacks. If the timely delivery of medical care or other customer business requirements are impaired by data access, network or systems problems, the Company could be exposed to significant claims and reputational harm. Any such problems could have a materially adverse impact on the Company's business operations, financial position or results of operations.

Industry risk. As the healthcare industry evolves, changes in the Company's subscriber, client, and vendor bases may reduce the demand for the Company's products and services, result in the termination of existing contracts or certain services provided under existing contracts, and make it more difficult to negotiate new contracts on acceptable terms. For example, the current trend toward consolidation of healthcare providers within hospital systems may cause the Company's existing client contracts to terminate as independent practices are merged into hospital systems. Such larger healthcare organizations may also have their own practice management services and health IT systems, reducing demand for the Company's products and services. Similarly, client and vendor consolidation results in fewer, larger entities with increased bargaining power and the ability to demand terms unfavorable to the Company. If these trends continue, the Company cannot assure you that it will be able to continue to maintain or expand its client base, negotiate contracts with acceptable terms, or maintain its current pricing structure, and revenues may decrease.

Furthermore, general reductions in expenditures by healthcare companies, or reductions in such expenditures within market segments that the Company serves, could have similar impacts with regard to subscription services that the Company provides. Such reductions may result from, among other things, reduced governmental funding for healthcare; government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, pharmaceutical companies, payers, or other healthcare industry participants (e.g., more restrictions on data exchange, use and privacy); or adverse changes in business or economic conditions affecting healthcare payers or providers or other healthcare companies that purchase the Company's services (e.g., changes in the design of health plans that reduce payments to providers). Any of these changes could reduce the purchase of Company's products and services by clients, reducing its revenue and possibly requiring material revisions to the products and services offered by the Company. In addition, the Company's clients' expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to products and services of the types provided by the Company. Despite these risks and efforts to control medical expenditures, they continue to rise.

Internal Controls risk. The Company's failure to implement and maintain effective internal control over financial reporting may result in material misstatements in its financial statements, which could in the future require the Company to restate its financial statements, cause investors to lose confidence in its reported financial information and could have an adverse effect on its ability to obtain funding.

Insurance risk. The Company maintains a commercial general liability policy with a limit of $3,000,000. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the Company. If the Company suffers an uninsured loss, all or a substantial portion of the Company's funds may be lost. In addition, all of the assets of the Company may be at risk in the event of an uninsured liability to third parties. The Company intends to obtain cyber insurance and D & O insurance following this offering.

Intellectual property risk. If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products could be adversely impacted. The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. Some of the Company's proprietary information may not be patentable and other of the Company's and/or the Company may choose to keep certain of its proprietary technology as trade secrets rather than disclose through the patent process. As a result, there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. Further, should the Company choose to seek to patent any of its technology, the Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will be sufficient or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

Litigation risk. The Company is subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by third parties or former or current employees or security holders. The outcome of these legal actions cannot be predicted. If any such legal action is determined adversely to the Company, or if the Company is required to make a material payment, or injunctive relief is issued against the Company, its business, financial condition and results of operations could be materially adversely affected. Litigation can also be expensive, lengthy and disruptive to normal business operations, even if the Company ultimately prevails. In addition, any associated negative publicity could adversely affect the Company's reputation, financial condition and results of operations.

Risks Related to the Securities

Directors and related parties have control over stockholder decisions. As a result of the Class A Voting Common Stock held by the Company's Directors, Ken Greenberg (1,472,948.91 shares, 42.07% ownership), Jon Zvi Batash, MD (890,996.60 shares; 25.45%), Jeffrey L. Bass (158,164.55 shares; 4.52%), Rodney D. Reider (90,542.04 shares; 2.59%), Robin Bennett (71,902.47 share; 2.05%), Jeffrey D. Alter (15,691.97 shares; 0.45%), Richard Shlofmitz, MD (26,327 shares; 0.75%), James Tsai, MD (14,838 shares; 0.42%), Keith Newby, MD (14,838 shares; 0.42%), and related parties - Akram Boutros, MD (77,520.34 shares; 2.21%), Joyce Greenberg (51,797.21 shares; 1.48%), Jenise Reider (44,009.28 shares; 1.26%), Sheridan Reider (30,143.34 shares; 0.86%), Chantelle Reider (30,143.34 shares, 0.86%), Joshua Greenberg (18,202.75 shares; 0.52%), Lisa Greenberg (18,202.75 shares, 0.52%), Cathy Bennett (14,838.00 shares; 0.42%), Suzanne Boutros (4,471.03 shares; 0.13%), Jasmine Boutros (1,495.01 shares; 0.04%), Shannon Boutros (1,495.01 shares; 0.04%), Tess Boutros (1,495.01 shares; 0.04%) - will be able to exercise voting rights with respect to an aggregate of 3,050,162.60 shares of Class A Voting Common Stock, which will represent approximately 87.1% of the voting power of outstanding capital stock immediately following this offering. The Class B Non-Voting Common Stock issued in this offering will not dilute officers' and directors' voting control because the holders of Class B Non-Voting Common Stock have no voting rights. As a result, the Company's directors, officers and affiliated parties have the ability to control the outcome of all matters submitted to stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of the Company's assets.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is uncommon in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Valuation risk. The valuation of private companies, especially early-stage companies with no operating history, is difficult to assess, uncertain and contains a high degree of risk. The pre-money valuation of the Company was developed internally based on comparable company multiple analysis and speculative five-year financial projections. No independent third-party review of the Company's valuation was performed. Also, the issuance of additional shares of stock, or additional option grants in the future may dilute the current valuation of the Company. Investors should not invest if they disagree with the Company's estimated valuation. See "Dilution" for more information.

Investment risk. There is no assurance that an investor will realize a return on the investment and may lose the entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with an attorney and business advisor prior to making any investment decision.

Illiquid securities. There are restrictions on how you can resell your securities purchased in this offering. More importantly, there is no market for these securities, and there might never be one. It is uncertain if the Company will ever go public or be acquired by another company. That means the money you paid for these securities could be unavailable for a long time.

Future fundraising may affect the rights of investors. In order to fund the further development of the software and pipeline products the Company plans to raise additional funds in the immediate future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors priority rights over the financial resources of the Company.

The subscription agreement for this offering has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with the Company. Although the Company believes the provision benefits the Company by providing increased consistency in the application of New York law in the types of lawsuits to which it applies and in limiting the Company's litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

By investing in this offering of Class B Non-Voting Common Stock, you are bound by the jury trial waiver provisions contained in the Company's subscription agreement. The jury trial waiver provisions require you to waive your right to trial by a jury for those matters and controversies that may arise under the Company's subscription agreement, including with respect to securities laws claims. By investing in this offering, investors agree to be bound by the jury waiver provisions contained in the subscription agreement. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this offering, its Class B Non-Voting Common

Stock, its ongoing operations and the management of the Company, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

The Company believes that the jury waiver provisions are enforceable under federal law, the laws of the State of New York, or under any other applicable laws or regulations. However, to the extent that one or more of the provisions in the subscription agreement with respect to the jury trial waiver provisions were to be found by a court to be unenforceable, the Company would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY TRIAL WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Risks Related to Government and Regulation

Privacy and data protection laws. The Company is subject to a variety of privacy and data protection laws that change frequently and have requirements that vary from jurisdiction to jurisdiction. For example, under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") the Company is required to maintain administrative, physical and technological safeguards to protect individually identifiable health information ("protected health information") and ensure the confidentiality, integrity and availability of electronic protected health information. The Company is subject to significant compliance obligations under privacy laws such as the General Data Protection Regulation in the European Union ("GDPR"), the Personal Information Protection and Electronic Documents Act ("PIPEDA") in Canada, and the California Consumer Protection Act ("CCPA"). Some privacy laws prohibit the transfer of personal information to certain other jurisdictions. The Company is subject to privacy and data protection compliance audits or investigations by various government agencies. Failure to comply with these laws could subject the Company to potential regulatory enforcement activity, fines, private litigation including class actions, and other costs. The Company also has contractual obligations to customers that could be breached if the Company fails to comply with applicable privacy laws. The Company's efforts to comply with these privacy laws complicates operations and adds to compliance costs. A significant privacy breach or failure to comply with applicable privacy laws could have a materially adverse impact on the Company's reputation, business operations, financial position or results of operations.

Regulation risk. The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing laws and regulations, or changes to existing laws and regulations, including the potential amendment or repeal of all or parts of the Affordable Care Act (ACA), may affect the healthcare industry and create unexpected liabilities for the Company, increase operating costs, and restrict its operations. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare information and interactive services that the Company provides, and these laws and regulations may be applied to the Company's services in ways that it does not anticipate, particularly as it develops and releases new and more sophisticated products and services. The Company's failure to accurately anticipate the application of these laws and regulations, or the Company's potential failure to comply with them, could create liability for the Company, result in adverse publicity, and negatively affect its business. Some of the risks the Company faces from healthcare regulation are described below:

- *HIPAA and other Health Privacy Regulations*. In addition to the HIPAA privacy and security requirements, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical and other personally identifiable information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. The Company's failure to comply with any of the federal and state standards regarding patient privacy may subject it to penalties, including civil monetary penalties and, in some circumstances, criminal penalties. In addition, such failure may injure the Company's reputation and adversely affect its ability to retain clients and attract new clients.

- *Anti-Kickback and Anti-Bribery Laws*. There are federal and state laws that govern patient referrals, physician financial relationships, and inducements to healthcare providers and patients. Any determination by a state or federal regulatory agency that any of the Company's activities or those of its clients, vendors, or channel partners violate any of these laws could subject the Company to civil or criminal penalties, require it to change or terminate some portions of its business, require it to refund a portion of its service fees, disqualify it from providing services to clients doing business with government programs, subject it to corrective action plans imposed by regulators, and have an adverse effect on its

9

business. Even an unsuccessful challenge by regulatory authorities of the Company's activities could result in adverse publicity and increased expenses incurred to support its response.

Risks Related to COVID-19

Business and operational risk. In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus ("COVID-19") can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration, spread and severity of COVID-19 and any virus variants, (ii) government quarantine measures and other restrictions, (iii) voluntary or proscribed restrictions on travel, gatherings, or business operations, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

Capital markets risk. The spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the COVID-19 pandemic and the actions to contain the spread or treat its impact, among others. Moreover, the COVID-19 pandemic has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full-time)
Executive Officers				
Ken Greenberg	Co-Founder, Executive Chairman and President	70	October 14, 2009 – Present	Full-time (50 Hours per week)
Rodney D. Reider	Chief Executive Officer, Vice President and Director	60	June 24, 2020 – Present	Part-time (20 hours per week)
Jeffrey L. Bass	Chief Operating Officer, Vice President and Director	73	February 11, 2021 – Present	Full-time (35 hours per week)
Jon Zvi Batash, MD	Chief Medical Officer, Vice President and Director	48	July 9, 2020 – Present	Part-time (15 hours per week)
Robin Bennett	Chief Technology Officer	53	March 25, 2019 – Present	Part-time (20 hours per week)
Directors				

Ken Greenberg	Co-Founder, Executive Chairman and President	70	October 26, 2021 – Present	*
Rodney D. Reider	Chief Executive Officer, Vice President and Director	60	October 26, 2021 – Present	*
Jeffrey L. Bass	Chief Operating Officer, Vice President and Director	73	October 26, 2021 – Present	*
Jon Zvi Batash, MD	Chief Medical Officer, Vice President and Director	48	October 26, 2021 – Present	*
Jeffrey D. Alter	Director and Chair of Advisory Board	60	October 26, 2021 – Present	*

* Directors attend regularly scheduled meetings and devote additional time to the Company on an as-needed basis.

Ken Greenberg – Co-Founder, Executive Chairman and President
More than 30 years of executive advertising and marketing experience with a concentration in healthcare and banking. In 2009, co-founded Patient Innovations and created OnTime Care: software to eliminate endless waiting times in doctors' offices and optimize medical and healthcare facilities. Previously, co-founded Austin Williams in 1992, the leading advertising and marketing consultancy headquartered on Long Island, and the island's most awarded advertising agency in three key verticals: banking, healthcare, and higher education. Austin Williams currently does all digital marketing for healthcare industry leader Northwell and several others. Early career experience included more than 22 years in retail banking. Member of the New York Board of Regents for the Center for Security Policy; active in several charities and trade organizations including Young Jewish Professionals (YJP); Long Island Association; Long Island Advancement of Small Business (LIASB); American College of Healthcare Executives (ACHE); Health Leaders of NY (HLNY); The Beryl Institute. Recipient of the 2022-2023 Internet 2.0 Outstanding Leadership Award and 2021-2022 Internet 2.0 Top Tech Visionaries Award. Inducted into the Direct Marketing Association Hall of Fame (2014). BA in Economics from Brooklyn College.

Rodney D. Reider, FACHE – Chief Executive Officer, Vice President and Director
More than 30 years of experience in strategic leadership and oversight of hospitals throughout the U.S. President and CEO of RDR Solutions. Currently Interim President of SSM Health St. Mary's Hospital - St. Louis, Missouri. Previously, Interim President at York Hospital, York, PA. Past President and Chief Executive Officer at Saint Alphonsus Health System (five hospital system). Began career as Director of Program Development and Operations at Irvine Medical Center, then moved into hospital administration as Chief Operations Officer at Saddleback Memorial Center (Laguna Hills, CA). Consultant for Co-Sourcing Partners. Healthcare Advisor and International Healthcare Services Ambassador for the YJP of New York. Frequent speaker and moderator at conferences from New York City to Tel Aviv. MBA in Finance from Loma Linda University. PhD and MA from Harrison Middleton University. MS in Physiology from California State Polytechnic University. BA from Chapman University. Author of new book: *Grabbing the Next Rung: The Heart of Leadership* available at Amazon.

Jeffrey L. Bass, MA, MPA – Chief Operating Officer, Vice President and Director
More than 40 years of executive management, strategic and accounting advisory to corporate leadership and boards of directors. Since 2007, Managing Member of Executive Strategies Group LLC. Previously, Principal in Charge of Strategic Business Planning and Advisory Services at Margolin, Winer & Evens LLP. Board member of the Institute for Work Force Advancement (Long Island). Former member of the Long Island Cabinet of the State of Israel Bonds. Former Associate Trustee of the North Shore-LIJ Health System (Northwell) and early Board member of the Feinstein Medical Research Institute. Elected delegate to the 1995 White House Conference on Small Business; chaired the Committees on Capital Formation for the New York State and Northeast Regional delegations. Past member of Israel Bonds Board of Governors. Speaker and moderator at business conferences and frequently quoted in local and national business media. Active supporter of various philanthropic and community-based organizations. Master in Public Administration from New York University. Master in Urban Studies/Planning from the City University of New York.

Jon Zvi Batash, MD – Chief Medical Officer, Vice President and Director
More than 16 years as an internal medicine physician focused on providing care to patients in skilled nursing and hospital settings. Expertise in developing and deploying healthcare IT products to improve patient safety and communications. Since 2012, independent hospitalist at St. Francis, The Heart Center. Medical Director at two premier Long Island skilled nursing and rehab facilities: Queens Nassau Rehabilitation and Nursing Center and Suffolk Center,

Patchogue, NY. Residency, Internal Medicine at North Shore - Long Island Jewish Health System. MD from Ross University School of Medicine. BS in Biochemistry from Stony Brook University.

Robin Bennett – Chief Technology Officer
More than 30 years of commercial software experience. Architect of several market-leading applications and software systems used worldwide. Since 2006, Director of Software Development for Start Software Ltd. (U.K. and Australia). Prior IT manager at Midlands Electricity plc, one of the UK's leading energy businesses. Previously worked as a consultant and independent IT Manager for Midlands Gas. Visiting lecturer in software development and internet security Dudley College. Fellow of the Institute of Analysts and Programmers. Member of the Institute of Directors. BA and MA in Mathematics & Computation from St Hugh's College, Oxford University.

Jeffrey D. Alter -- Chair of Advisory Board and Director
More than 27 years of executive and strategic leadership in healthcare. Since October 2021, CEO of Summit Health/CityMD. Since 2018, President of Arcturus One Consulting, providing advisory services to private equity and boards of Directors. Serves on numerous boards including the Long Island Association, the Board of Governors of St. John's University, Summit Health/CityMD, Professional Physical Therapy, NuMotion and Progenity. From 2020 to 2021, Executive Vice President, IngenioRx at Anthem, Inc. From 2011 to 2018, CEO of UnitedHealthcare's Commercial Group. From 2008 to 2011, served as Northeast Regional CEO for UnitedHealthcare; previously served as COO of the Northeast Region. Prior to joining UnitedHealthcare, Vice President of Strategic Financial Planning for Oxford Health Plans; led the Company's financial planning, merger and acquisition strategy and strategic initiatives. Previous roles include seven years as Vice President of Finance and Operations at Vytra Health Plans and in various finance and operations roles for 10 years for Grumman Aerospace and Harris Corporations. MBA in Finance and BS in Marketing from St. John's University.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets forth information regarding the beneficial owners of more than 20% of the Company's equity securities as of September 9, 2022:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Ken Greenberg	Class A Voting Common Stock	1,472,948.91	42.07%
Jon Zvi Batash, MD	Class A Voting Common Stock	890,996.60	25.45%

Capital Structure

In connection with the formation and capitalization of the Company, Class A Voting Common Stock was issued for other than cash consideration at amounts equivalent to the fair value of the service or assets received in exchange.

The following table sets forth the Company's capital structure as of September 9, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued	Available
Class A Voting Common Stock	3,700,000.00	3,074,576.60	0	625,423.40
Class B Non-Voting Common Stock	9,000,000.00	0	427,024.53*	8,572,975.47

* Number of Class B Non-Voting Common Stock reserved for issuance in this offering

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expenses for a $5,000,000 Raise
Research and development	$0	$1,789,831
Equipment and associated third-party expenses	$0	$1,311,074
Corporate expenses, insurance and working capital	$0	$1,019,276
Marketing	$23,125	$500,000
Transaction expenses and closing costs	$1,875	$379,819

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

The Company's audited financial statements for 2021 and 2020 are set forth in Exhibit A to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Kreitzman & Kreitzman, CPAs. The following discussion should be read in conjunction with the audited financial statements and related notes included in this Offering Memorandum. The following discussion also includes information based on the Company's unaudited operating data for 2022 and is subject to change following completion of its fiscal year, preparation of its financial statements and the financial audit of those statements. The following discussion contains forward-looking statements that reflect the Company's plans, estimates, and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements.

Financial Statements

Patient Innovations, LLC was originally formed as PatientFirst Technologies, LLC in the State of New York in 2009. Subsequent to the balance sheet date, in 2022, members of Patient Innovations, LLC agreed to exchange their units of interest for Class A Voting Common Stock in a newly formed C Corporation in the State of New York called PI Cloud Tech, Inc. The Company is a Software-as-a-Service ("SaaS") provider of subscription software solutions to improve the patient experience, patient engagement and access to medical facilities while making the facilities more efficient. By focusing on endless wait times throughout healthcare, the Company identified the cause – inefficiencies and workflow issues which the Company believes its OnTime Care software solves. The Company has the expertise and resources to assist with interoperability with EHR / EMR systems, ongoing support and maintenance, and cloud hosting for clients throughout the U.S. The opportunity is global.

The Company has not commenced principal operations and has incurred significant expenditures for the design and development of the Company's products and testing. Once the Company's planned principal operations commence, its focus will be on the delivery of software, analytics and hosting capabilities.

No revenues were recorded for the fiscal year ended December 31, 2021, or FY (Dec) 2021. Software subscription revenue will be recognized when a noncancelable license agreement has been executed, delivery has occurred, fees are fixed and determinable, and collection of the resulting receivable is deemed probable by management. Service revenue is expected to include support revenue, which will be recognized ratably over the support period (generally over the terms that match the subscription agreement), and revenue from consulting and training services, which will be recognized as services are performed.

Operating Expenses totaled $139,764 ($10,181 for Marketing Expenses; $90,876 for Hosting and computer expenses; and $38,707 for General and administrative) for the FY (Dec) 2021. Marketing expenses consist of travel, trade show sponsorships and events, conferences and advertising costs. Hosting and computer expenses consist primarily of hosting costs, amortization and impairment, and consulting costs associated with the delivery of the Company's SaaS products. General and administrative expenses include insurance, facility costs (including rent), professional service fees and other general overhead costs, including depreciation to support operations.

As a result, the Company incurred a Net Loss of $139,764 and $223,986 for the FY (Dec) 21 and the FY (Dec) 20, respectively.

Cash totaled $19,960 and $454, as of FY (Dec) 21 and FY (Dec) 20, respectively.

Liabilities totaled $239,226 ($214,226 for Accounts payable and accrued liabilities, and $25,000 for a loan to member – see Related Party Transactions below), as of December 31, 2021.

From January 1, 2022 to September 23, 2022, the Company incurred Operating Expenses of $73,834.38 – yielded a Net Loss of $73,834.38.

Currently, the Company does not compensate most of its workers. As the Company's operations develop, it intends to start compensating these individuals as employees.

Historical Milestones
- 2019 – Completed successful long-term pilot of OnTime Care Vista at Fort Norfolk Medical (Norfolk, VA)
- 2020 – Developed Blue Tooth Real Time Location Services (RTLS) tool to replace legacy RFID components at less than one-third the cost
- 2021 – Signed distribution agreements with Henry Schein and Marcum Technology

Planned Milestones

- 4Q 2022 – Begin distribution with partners Henry Schein and Marcum Technology
- 1Q 2023 – Expand distribution partners and begin to scale company
- 3Q 2023 – Begin development of pipeline analytical products

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- In 2022, members of Patient Innovations, LLC agreed to exchange their units of interest in Patient Innovations, LLC for shares of Class A Voting common stock in the newly formed PI Cloud Tech, Inc.

- In 2021, the Company entered into a loan agreement with a member in the amount of $25,000, with interest at 3.25% payable when funding from the sale of membership and shares is available.

- In 2018, the Company entered into an agreement with Tabone LLC for John Tabone to act as Chairman & CEO of the Company. The agreement was non-cancellable through December 31, 2019 and renewed for one year until December 31, 2020. Compensation included initial payments of $15,000 monthly, then payments of $20,000 monthly and 326,685 membership units vested upon signing. There was also a revenue sharing and a capital raise fee component. The agreement was terminated on December 31, 2019 pursuant to the operating agreement, and was not renewed. The amount owed to Tabone LLC at the end of the year December 31, 2020 was $96,928 and at the end of December 31, 2021, was reduced to $93,292. In 2022, the Company's members agreed to terminate and void the Tabone agreement in accordance with the termination for cause provision of the Company's operating agreement. In connection therewith, all remaining amounts due to Mr. Tabone were voided and Mr. Tabone's membership interests were revoked pursuant to the agreement; the Company retained these membership interests and did not reissue them to other members. As of October 1, 2022, there is no pending litigation between Mr. Tabone and the Company.

- In 2019, the Company entered into an agreement with Start Technology Software, Ltd to consult and to help develop and maintain its suite of software services. The agreement can be terminated at any time. Robin Bennett, CTO of the Company, is Director of Software Development at Start Technology Software, Ltd.

RECENT OFFERINGS OF SECURITIES

The LLCs issued Membership Unit Awards ("MUAs") to Advisory Board members and option grants to certain principals. The MUAs were issued in lieu of cash as payment for professional services at a value of $0.01 per unit. The option grants permitted the holders to earn MUAs in the LLCs for $0.001 per unit. The MUAs and option grants generally vest over three years, unless otherwise stated, and all MUAs and option grants fully vest upon a liquidation event, such as a merger or acquisition.

- For the FY 2022, the Company issued 15,653 MUAs
- For the FY 2021, the Company issued 190,557 MUAs and granted 994,212 options
- For the FY 2020, the Company issued 159,563 MUAs

In July 2022, pursuant to the exchange of units in the LLCs for shares of stock in the Company, all MUAs, option grants and membership units in the LLCs were exchanged for an equivalent number of Class A Voting Common Stock on the same terms and conditions. Any units not yet vested were immediately vested in the exchange.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the Company's capital stock. This summary reflects the Company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Company's Certificate of Incorporation, as amended, and its Bylaws.

The Company is offering up to $5,000,000 and a minimum of $25,000 of its Class B Non-Voting Common Stock.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of its Certificate of Incorporation as amended.

The Company's authorized securities consist of up to 12,700,000 shares, of which 3,700,000 are Class A Voting Common Stock ("Class A Voting Common Stock") with no par value; and 9,000,000 are Class B Non-Voting Common Stock ("Class B Non-Voting Common Stock") with $1.00 par value.

As of September 9, 2022, there were 3,074,576.60 shares of Class A Voting Common Stock outstanding and no shares of Class B Non-Voting Common Stock outstanding. For this Reg CF offering, the Company will be offering 427,024.53 shares of Class B Non-Voting Common Stock at $11.71 per share.

Holders of Class B Non-Voting Common Stock have the same rights and powers of, rank equally to, share ratably with and are identical in all respects, and as to all matters to, the Class A Voting Common Stock; except that the Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of the Company's stockholders, except as required by New York Business Corporation Law.

Preferred Stock not designated as a series may be issued by the Company in one or more series pursuant to a resolution or resolutions duly adopted by the Board of Directors and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each series of preferred stock and shall fix the designations, preferences and relative, participating, optional or other special rights of each such series of preferred stock and the qualifications, limitations or restrictions of such powers designations, preferences or rights.

Common Stock

Dividend Rights
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Class A Voting Common Stock and Class B Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has not declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of the Company's Class A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; stockholders do not have a right to cumulate their votes for directors.

Holders of Class B Non-Voting Common Stock are not eligible to vote on any matter that is submitted to a vote of the Company's stockholders, except as required by New York Business Corporation Law.

Right to Receive Liquidation Distributions
In the event of a liquidation, dissolution, or winding up of the Company, holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences
The rights, preferences and privileges of the holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that the Company may designate in the future.

Discussion of stockholders' agreement among current holders

On July 27, 2022, the Company's stockholders agreed to certain terms of stockholders' rights including restrictions on transferring shares.

Transfer Agent

The Company has engaged Colonial Stock Transfer Company, Inc. as its transfer agent to maintain current records of investors.

What it Means to be a Minority Holder

As an investor in Class B Non-Voting Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold or transferred:

- In an initial public offering (IPO) or other public offering registered with the SEC, if any;

- To the Company;

- To an accredited investor; or

- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when a company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that negatively impacts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

At present the Company has not issued any convertible notes.

Valuation

The valuation of a company is an estimation of its expected future cash flows - based upon current market expectations for the company's performance and associated risks. However, the future cannot be accurately predicted, and each company is inherently unique compared to its peer group. Further, different investors may value the company differently reflecting different assumptions or risk profiles.

There are two main approaches to valuing a company: (i) relative valuation and (ii) discounted cash flow analysis. In many cases both approaches may be applied to estimate a valuation.

Relative valuation attempts to value a company based on its price compared to its financials (such as revenues, earnings, book value and enterprise value). Examples include relative valuation multiples such as price-to-earnings, price-to-sales, price-to-book, and enterprise value-to-EBITDA. These multiples are compared to other companies within the same's peer group to estimate a company's value, or to estimate if the company is under- or over-valued.

By comparison, the discounted cash flow ("DCF") approach views the company independently and uniquely based on the present value of its expected future cash flows, and uses peer group market multiple to estimate its exit valuation (or "Terminal Value").

If a company has established operations with current assets and a history of operating revenues and cash flows, then its current valuation may be estimated using a relative valuation, DCF, or a combination of both approaches.

By comparison, if a company is early-stage with little or no operating revenues or assets, then its current valuation may be estimated using a DCF approach.

How the Company determined the offering price

PI Cloud Tech Inc. is an early-stage firm with limited operating revenues and operating assets. As a result, the Company's offering price of $11.71 per share was based upon an estimated pre-money valuation of $36 million, determined by the Company using a DCF valuation and peer deal multiple analysis:

- Management's best estimates for five-year forecast of Revenues, Operating Expenses and Capital Costs
- Estimated Terminal Value (forecast year 5) Revenue multiple of 7.1x, conservatively based upon an internal Comparative Company Analysis of early-stage peer transactions within the Healthcare Tech Services sector (median 12x; range 0.4x – 39x)
- Pre-money valuation of $36 million yielded an estimated IRR (internal rate of return) to investors of 41%, and represented a conservative 1.8x (forecast year 3) Revenues

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. Any annual reports will be posted, no later than April 30 the following year, on the Company's website at https://patientinnovations.com/investors.

Compliance failure

PI Cloud Tech, Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the offering terms, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations. Investors are limited in how much they can invest in Regulation CF offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, no investment limits apply.

Updates. Information regarding updates to the offering and to subscribe can be found here, https://castleplacement.com/portfolio/patientinnovations/.

IMPORTANT INFORMATION FOR INVESTORS REGARDING CASTLE PLACEMENT

Castle Placement, LLC (Castle) is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Castle raises private equity and debt capital for its clients. Its private placements are offered under Regulation D, Regulation A, or Regulation Crowdfunding.

Castle does not make recommendations of securities to investors.

The Company issuing securities is Castle's client.

If you are an investor, you are not a customer or client of Castle.

When someone invests in one of Castle's transactions, Castle receives a success fee (a percentage of the amount invested). This creates an inherent conflict of interest for Castle, and the investor should consider this when making his or her investment decision.

Castle does not make any recommendations whatsoever regarding your investment. All of its activities are done in a broker-dealer capacity. It is not an investment adviser and does not provide investment advisory services. Castle's client in an offering is the issuer, not the investor.

Castle's brokerage services are the primary focus of this document. Castle's Form CRS contains additional important information about the types of services Castle offers, along with general information related to compensation, potential conflicts of interest, disciplinary action, and other reportable legal information. Form CRS is available at Investor.gov/CRS.

Castle encourages you to review the information in this document carefully, along with any applicable account agreement(s) and disclosure documentation that you may receive from Castle or that is contained on Castle's website. Please review this document carefully, as it summarizes important information concerning the scope and terms of the brokerage services Castle offers and details the potential conflicts of interest that may arise through its delivery of brokerage services.

Brokerage Services. Castle provides the opportunity for investors to make self-directed investments in unregistered securities offerings, including private placements offered under Regulation D, Regulation A, and Regulation Crowdfunding. It offers limited investment products and services. A private placement is a non-public offering of securities exempt from full SEC registration requirements. "Institutional Investors" is defined in FINRA Rule 4512(c) and includes (i) a bank, savings and loan association, insurance company or registered investment company; (ii) an investment adviser registered either with the SEC or with a state securities regulatory agency; or (iii) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million. "Accredited Investors" is defined in SEC Rule 501(a) and includes natural persons with a net worth of more than $1 million (not including the person's primary residence) or with an annual income of at least $200,000 each year for the last two years (or $300,000 combined income with the person's spouse or spousal equivalent) and have the expectation to make the same amount during the current year.

Most private placements have a minimum investment amount which can vary by issuer and placement. Investment minimums may be waived and will be listed in the private placement memorandum ("PPM") or similar offering documents.

Castle offers its private placements on a best-efforts basis. This means that it does not guaranty or agree to raise all the money requested by the issuer.

As an investor, Castle does NOT enter into a fiduciary relationship with you. Castle does NOT make recommendations of securities to you. The company issuing securities is Castle's client. You are not a customer or client of Castle. Once you subscribe for a private placement, Castle will not monitor your investment for you.

It is important for you to understand that Castle's Registered Representatives do not make recommendations to you. Since you are not a customer or client of Castle, Castle is not able to consider reasonably available alternatives to a particular investment opportunity. Castle does not have comprehensive information regarding your investment objectives, risk tolerance, liquidity needs, time horizon, financial needs, tax status, and other financial information that would be required to make an investment recommendation to an investor.

You may accept or reject any investment, in your sole and absolute discretion. It is also your responsibility to monitor your investments, and Castle encourages you to do so regularly. Castle does not provide ongoing monitoring of any securities. If you prefer ongoing monitoring of your investments, you should speak with a financial professional about whether an advisory services relationship is more appropriate for you.

Castle may, from time to time, provide you with additional information and resources to assist you with managing your investment. This may include without limitation educational resources, financial reports, summaries and/or updates about the issuer. When Castle offers this information, it does so as a courtesy to you. These activities are not designed to monitor specific investment holdings, and they do not contain specific investment recommendations about investments.

You should not consider any information that Castle makes available to you, or any of Castle's activities, a recommendation to invest in, trade, or hold any particular security.

Castle does not offer all types of securities. Instead, it offers limited investment opportunities including private placements, unregistered interests and certain other securities. Other security products or brokerage services may be more suitable for you, given the limited scope of Castle's offerings.

Investment Risks. There are very significant risks involved in investing in Castle offerings. It is extremely important for you to understand these risks. All investment recommendations and activities involve risk, including the risk that you may lose your entire investment. Private placements, equity crowdfunding, and other unregistered interests are higher-risk investments. Although these investments may have the potential for higher returns, they also have the real potential for greater losses, including the very real risk that you will lose your entire investment. You should only consider investing in higher-risk investments offering the potential for greater returns if your "risk tolerance" (meaning the amount of risk or loss you are willing and able to accept in order to achieve your investment goals) is extremely high. Castle encourages you to carefully consider your investment objectives and risk tolerance before investing.

Risks and Illiquidity. Equity crowdfunding investments and private placements are extremely speculative, illiquid, and include significant and unique risks, including the total loss of investment. While Castle takes reasonable care in determining the investment opportunities that Castle offers, equity crowdfunding and private placements involve significant risk, and you may lose your entire investment.

There is no guarantee that any equity crowdfunding and private placement will meet your investment goals, or that the securities Castle offers will perform as anticipated. Please consult any available PPM or other offering documents for any security for a discussion of risks associated with the investment.

The PPM or other offering documents contain important information about a particular company's or investment's business, operations, financial condition, and risks. The following risks represent a summary of risk factors, but are not meant to be all inclusive:

Equity Crowdfunding and Private Placement Investments are Generally Risky and there is No Guarantee of Success. These investments bear the risk of partial or complete loss of capital. There is no guarantee that an investment will be profitable, and the entire investment may be lost.

Illiquid Securities. Equity crowdfunding and private placements have limited transferability. As a result, investors may not be able to liquidate their interest in an issuer. Because of a variety of restrictions upon the transferability of the issuance, including restrictions imposed by federal securities laws, an investor may be required to retain their investment indefinitely. As a result, there may never be a market of any kind for the purchase and sale of the interests, and prospective investors should understand that this increases the overall risk of the investment.

The Economy and Volatile Capital Markets. Conditions in the global capital markets and the economy generally materially affect all issuers. Similarly, concerns over inflation, energy costs, geopolitical issues, the availability, and the cost of credit may contribute to increased volatility and diminished expectations for the economy the markets or this investment going forward. These factors, among others not listed, may contribute to the increased likelihood of failure by the issuer, and loss of the entire investment. Small and new businesses may be particularly susceptible to such factors and conditions.

Forward-Looking Statements. The materials provided to the investor may contain forward-looking statements including without limitation words and expressions such as "will be", "believe", "anticipate", "intend", "plan", "seek", "expects", "estimates", "projects" and similar words and expressions. Such statements regarding future events and/or the future financial performance of an issuer are subject to certain risks and uncertainties which could cause actual events or the actual future results of the investment and the issuer to differ materially from such forward-looking statements. Certain of these risks include changes in the markets in which the issuer operates, technological advances, changes in applicable regulations and new entries into the market. In light of the significant risks and uncertainties inherent in the forward-looking statements included, the inclusion of such statements should not be regarded as a representation by the issuer or any other person that the objective and plans of the issuer will be achieved, and the investor should understand that there is a significant risk that they will not be achieved.

The risks of each issuer, equity crowdfunding and private placement are unique. Accordingly, it is extremely important for the investor to review the PPM or other offering material, understand the unique risks of the particular investment under consideration, and ask additional questions about the business practices and risks associated with any equity crowdfunding and private placement.

Castle Compensation/Brokerage Fees. Equity crowdfundings and private placements provide a way to invest in private companies, but they involve significant risks, fees and costs – and as such are not for everyone. You will pay transaction-based fees when you subscribe to a private placement. These transaction-based fees are generally referred to as a "commission" or a "sales concession." The fees in these types of transactions are substantial.

Castle receives sales compensation for each placement based on the amount of money invested. The amount of compensation is generally 3-10% of your initial investment, but the exact amount varies by issuer. The specific fees and expenses associated with a private placement are listed in the PPM or similar offering document. Exact terms of fees and expenses vary between each equity crowdfunding and private placement offering, and should be considered carefully as part of your investment decision.

Conflicts of Interest. A conflict of interest is a situation in which Castle engages in a transaction or activity where Castle's interest is materially averse to your interest. Potential conflicts of interest may exist when Castle provides services to you. The mere presence of a conflict of interest does not imply that harm to your interests will occur, but it is important that Castle acknowledges the presence of such conflicts. Moreover, Castle's regulatory obligations require that Castle establishes, maintains, and enforces written policies and procedures reasonably designed to address potential conflicts of interest associated with any recommendations to you. Castles take these obligations very seriously.

Typically, Castle's conflicts of interest are the result of compensation structures and other financial arrangements among Castle, Castle's Registered Representatives, its clients and third parties. Securities rules allow for Castle, its Registered Representatives, and its affiliates to earn compensation when Castle provides brokerage services to you. However, the compensation that Castle and its Registered Representatives receive from you varies based upon the product or service you purchase, which may create a financial incentive for Castle to sell products and services to you that generate greater compensation. This could significantly impact your investment returns.

Castle is committed to taking appropriate steps to identify, mitigate and avoid conflicts of interest. Below you will find additional information related to potential conflicts of interest. This information is not intended to be an all-inclusive list of potential conflicts, but generally describes those conflicts that may be material to you. In addition to this disclosure, conflicts of interest are disclosed to you in various agreement(s) and disclosure documents and other information Castle makes available to you, including on Castle's website at www.castleplacement.com.

Compensation Castle Receives from Clients

Transaction-based conflicts. As an investor, you may pay certain fees (commissions and sales concessions) in connection with investing in an equity crowdfunding or private placement. Where these fees apply, the more transactions you enter into, the more compensation received by Castle and the Registered Representative. This compensation may create an incentive for Castle to sell equity crowdfundings and private placements to you.

Castle Registered Representatives are compensated based on the percentage of revenue generated from sales of products and services. This compensation may vary by the product or service. Equity crowdfundings and private placements typically carry higher fees than other types of securities. Therefore, Registered Representatives may be incentivized to sell these products over other brokerage products. Castle has entered into placement agent and other such agreements with certain sponsors of equity crowdfundings and private placement offerings. By introducing an equity crowdfunding or private placement sponsor to an investor, who ends up investing in the offering, Castle may receive fees or other compensation. Castle maintains policies and procedures designed to ensure that these conflicts are managed appropriately.

Castle does not open brokerage accounts for investors. For further clarification, as a retail investor that is considering or actually does invest in a transaction listed on Castle's website or otherwise marketed by Castle, you are not Castle's client. Castle's client is the issuer of the securities. Any services provided by Castle to retail investors are done so on behalf of its client, the issuer of these securities. Since retail investors in these securities are not clients of Castle and do not have accounts with Castle, Castle does not obtain any investor's specific investment profile or circumstances (current investment portfolio, income, expenses, dependents, health, goals, risk tolerance, return objectives, other obligations/liabilities, etc.). Therefore, Castle is not in a position to, and does not, make any recommendations as to whether these securities are appropriate for a specific investor or in a specific investor's best interest.

Further, any advertisements, emails and/or any other communication received by retail investors in connection with offerings contain information and representations from the issuer – they are not recommendations by Castle to purchase these securities or representations made by Castle, and they are not a call to action for you to invest. Your decision to invest is yours alone, with the help of your professional and legal advisors.

Castle is an issuer's agent, which means that unless Castle has a written agreement with you to the contrary, Castle is not your agent and it does not give advice or make recommendations about specific securities, types of securities or investment strategies involving securities to you. To the extent that a solicitation or call to action is deemed to be a recommendation under U.S. law or regulation, you should be aware that Castle is inherently conflicted with your interests, and you should seek advice from an investment advisor or a broker who will act as your agent.

Castle does not provide advice or recommendations about securities, investment strategies, or investment accounts. If you seek such advice, you should establish a relationship with an investment advisor or broker to serve as your agent. If a solicitation or call to action were deemed to be a recommendation under U.S. law or regulations, then Castle would be subject to Regulation BI and Castle would be required to act in your best interest and not put its interest ahead of yours. The way Castle makes money creates some conflicts with your interests. You should understand and ask Castle about these conflicts because they could affect your investment results.

Compensation Received By Registered Representatives. Castle has both salaried personnel and independent contractors. Its salaried personnel (some of whom are registered representatives) receive a salary and discretionary bonus based upon their individual performance and firm performance. Castle employees are prohibited from giving advice or making recommendations with respect to securities or investment strategies. Castle independent contractors are registered representatives. They receive a portion of upfront fees paid to Castle, and commissions for the sales of securities issued. Castle registered representatives, like its employees, are prohibited from giving advice or making recommendations with respect to securities or investment strategies. All of Castle's employees and independent contractors are agency brokers, not advisors. Compensation is tied directly or derives from sales by Castle, which significantly makes worse the conflicts of interest described herein.

Personal Trading Activities. Castle Registered Representatives may invest in the same private placements offered to investors. This may create a conflict of interest in that they may invest without paying a commission. Sometimes, additional fees are earned based on the total amount raised, or a minimum amount raised. Castle's written supervisory procedures are designed to assure that the personal securities transactions, activities, and interests of the Registered Representatives of Castle will not interfere with making decisions in the best interests of investors or implementing such decisions while, at the same time, allowing Castle Registered Representatives to invest for their own accounts. Castle has procedures to monitor the personal trading activities and securities holdings of each of Castle's Registered Representatives and includes procedures for limitations on personal securities transactions of associated persons. These policies are designed to discourage and prohibit personal trading that would disadvantage investors.

Additional Resources. To research Castle and its financial professionals, you can visit Investor.gov/CRS for a free and simple search tool. You can also call a Registered Representative at (212) 418-1180 to request up-to-date disclosure information or to ask any questions you have about this brochure or services offered by Castle Placement, LLC.